David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC  20549-7010

Re:	Bowl America Incorporated
        Form 10-K for fiscal year ended June 29, 2008
        and Schedule 14A filed October 27, 2008
        File No. 001-07829

December 23, 2008

Dear Mr. Humphrey:
      I am writing on behalf of Bowl America Incorporated ("Bowl America" or the "Company") in response to the Staff's letter of comments, dated November 24, 2008, regarding the Company's Annual Report on Form 10-K for the year ended
June 29, 2008 (the "Form 10-K") and Schedule 14A filed October 27, 2008
(the "Schedule 14A"). Set forth below are the comments contained in your letter and the Company's response thereto. We refer in certain responses to the Form 10-K/A filed herewith.


Form 10-K
_________

General
_______


      1. We note that Selected Financial Data (Item 6), Management's Discussion & Analysis (Item 7), and Financial Statements (Item 8) do not appear to be properly incorporated by reference into the 10-K and are not identified as exhibits. Please amend your 10-K to include, or properly incorporate by reference and identify as exhibits, the discussions on pages 9-26. Alternatively, please advise us why you believe an amendment is unnecessary.

         Response: The "Documents Incorporated by Reference" portion of the Form 10-K/A filed herewith has been revised to list the items noted, which also have been identified as exhibits.


Executive Compensation, page 4
______________________________

         2. We note that you awarded bonuses to Mr. Goldberg equal to 2% of the Corporation's annual net income prior to income taxes in excess of $2.5M. Please consider whether Mr. Goldberg's award was a bonus or non-equity incentive award. To the extent that Mr. Goldberg's award was based upon the attainment of certain performance targets, please note that the award should be reported in the non-equity incentive compensation plan column. In addition, you should include qualitative and quantitative disclosure regarding the incentive plan, including disclosure of all performance targets. Please confirm that you will comply with this comment in future filings.

            Response: Mr. Goldberg's bonus, equal to 2% of the Corporation's annual net income prior to income taxes in excess of $2.5 million, is not part of any incentive plan and will continue to be reported as a bonus.

Management's Discussion and Analysis, page 10
_____________________________________________

General
_______

         3. Pursuant to FR-72, please revise the disclosures in MD&A with respect to the following general areas:

                * The overall presentation of MD&A (prominence of important information, providing an executive-level overview, use of tables to present dollar and percentage changes in material accounts rather than in sentence form, etc.); and

                * The focus and content of MD&A (focus on material information, identification and disclosure of known trends and uncertainties, discussion and analysis of both past and prospective financial matters).

         Response: We have revised the MD&A to include the use of a table to present dollar and percentage changes of material accounts and to identify any known trends and uncertainties. Please see the revised MD&A included in the Form 10-K/A for the period ended June 29, 2008, filed herewith.


Liquidity and Capital Resources, page 10
________________________________________

         4. We note that you hold significant amounts of cash and cash equivalents, short-term investments, and marketable equity securities. In this regard, please expand your disclosure to discuss your overall investment philosophy and asset allocation policy. Also, discuss the reasons why your stock portfolio is invested primarily in telecommunication stocks.

         Response: We have expanded our discussion to include more information concerning our investment philosophy and asset allocation policy. Please see the revised MD&A included in the Form 10-K/A for the period ended June 29, 2008 filed herewith.

Results of Operations, page 10
______________________________

         5. As discussed in FR-72, one of the principal objectives of MD&A is to provide a narrative explanation that enables investors to see the company through the eyes of management. Accordingly, please revise to discuss and analyze underlying causes of all material changes in results of operations. For example, you state that revenues were reduced due to reduced bowling revenues and food, beverage and merchandise sales, but you do not discuss any underlying causes for the reduction in revenues, or whether these declines are indicative of a trend.

         Response: We have revised our MD&A to include more discussion and analysis of causes of material changes in results of operations. Please see the revised MD&A included in Form 10-K/A for the period ended June 28, 2008 filed herewith.


Consolidated Financial Statements
_________________________________

Consolidated Statements of Earnings and Comprehensive Earnings, page 15
_______________________________________________________________________

         6. We note you have excluded "Gain on sale of land, buildings and equipment" from operating income. As we previously stated in our comment letter dated March 9, 2006, and pursuant to the guidance in paragraph 45 of SFAS 144, these types of gains should be classified within operating income in your consolidated statement of earnings. Although you included such gains in operating income in your fiscal 2006 Form 10-K, your current presentation excludes these gains. Please explain.

         Response: Based on the review of the letter dated March 9, 2006 and review of the current year's comment, we acknowledge that the classification of the gains and losses as non-operating is not presented in accordance with FAS 144 paragraph 45. The fiscal
         2006 presentation was corrected in accordance with the prior comment letter because of a material sales transaction from fiscal 2004 still being reported as required for three years. As of fiscal 2007, the Company no longer had to include fiscal 2004 in its financial statements and therefore reverted to the previous classification methodology. Due to the immaterial nature of the amounts involved, no reclassification of the current year amounts were made. In all future filings, starting with the second quarter of fiscal 2009, the Company will present these items as operating income on the financial statements.


Note 2 - Cash and cash equivalents, page 21
___________________________________________

         7. Since there are many different types of money market funds and repurchase agreements, please describe your specific arrangements and discuss the risks involved.

         Response: The following additional disclosure has been added to footnote 2: "The Company's money market funds invest in short-term government securities. The Company's overnight repurchase agreements have restrictions that allow for the funds to be invested only in government backed securities. The account balances at times exceed federally insured limits. The Company does not believe this poses any significant risk."



Note 5 - Commitments and Contingencies, page 23
_______________________________________________

         8. We note that your business interruption insurance recoveries in fiscal years 2007 and 2008 have been included in operating revenues. However, as discussed in the Issue Summary related to EITF 01-13, these insurance recoveries should not be presented as revenues because they do not meet the definition of revenues in paragraph 78 of FASB Concepts Statement No. 6 (CON 6). Please reclassify such amounts in future filings and make all necessary revisions to the discussion of your results of operations in MD&A.

         Response: All future filings starting with the second quarter of fiscal 2009 will have insurance recovery amounts reclassified as line item "Recoveries" under operating expenses.


******************************************************************************

         In connection with the Company's responses to the Staff's comments set forth above, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please feel free to contact Arthur H. Bill of Foley & Lardner LLP, our counsel, at (202) 295-4003 or the undersigned at (703) 941-6300 if you have any questions regarding the above matters.

Sincerely,


Cheryl A. Dragoo
Chief Financial Officer


cc:   Arthur H. Bill, Esq.